UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM 11-K

   FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS
        PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2004

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                        For the transition period from to

                          Commission File Number 1-3526

             A. Full title of the plan and the address of the plan,
              if that differs from that of the issuer named below:

                              THE SOUTHERN COMPANY
                              EMPLOYEE SAVINGS PLAN

            B. Name of issuer of the securities held pursuant to the
             plan and the address of its principal executive office:

                              THE SOUTHERN COMPANY
                            270 Peachtree Street, NW
                             Atlanta, Georgia 30303

THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN

TABLE OF CONTENTS
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                                                                           Page

EXHIBITS                                                                    2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                     3

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
 DECEMBER 31, 2004 AND 2003:

   Statements of Net Assets Available for Benefits                          4

   Statements of Changes in Net Assets Available for Benefits               5

   Notes to Financial Statements                                          6-10

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2004--
   Form 5500, Schedule H, Part IV, Line 4i--Schedule of Assets
   (Held at End of Year)                                                   11

SIGNATURE                                                                  13

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

EXHIBITS

23.1      - Consent of Deloitte & Touche LLP.

Deloitte
                                                Deloitte & Touche LLP
                                                Suite 1500
                                                191 Peachtree Street, NE
                                                Atlanta, GA 30303-1924
                                                USA

                                                Tel: +1 404 220 1500
                                                Fax: +1 404 220 1583
                                                www.deloitte.com


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Employee Savings Plan Committee and Participants
The Southern Company Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of The Southern Company Employee Savings Plan (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate under the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/Deloitte & Touche LLP

June 22, 2005

                                                  Member of
                                                  Deloitte Touche Tohmatsu

THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------


                                                2004                   2003

ASSETS:

  Participant-directed investments        $ 3,350,420,179        $ 2,956,483,923
                                          ----------------       ---------------
  Receivables:

    Due from broker for securities sold         1,618,279              3,282,032
    Accrued interest                              839,520                798,713
                                          ---------------        ---------------

           Total receivables                    2,457,799              4,080,745

  Cash                                            630,806              1,097,219
                                          ---------------        ---------------

NET ASSETS AVAILABLE FOR BENEFITS         $ 3,353,508,784        $ 2,961,661,887
                                          ===============        ===============


See notes to financial statements.

THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2004 AND 2003

--------------------------------------------------------------------------------


                                                           2004                     2003

ADDITIONS:

  Investment income:

    Interest and dividends                           $   102,813,213          $    99,597,432
    Net appreciation in fair value of investments        282,418,016              240,334,594
                                                     ---------------          ---------------

           Total investment income                       385,231,229              339,932,026
                                                     ---------------          ---------------

  Contributions:

    Participants'                                        119,669,152              112,376,793
    Participants' rollovers                                1,160,164                1,472,081
    Employer's                                            56,439,675               54,680,122
                                                     ---------------          ---------------

           Total contributions                           177,268,991              168,528,996
                                                     ---------------          ---------------

           Total additions                               562,500,220              508,461,022
                                                     ---------------          ---------------
DEDUCTIONS:

  Benefits paid to participants                         (169,934,367)            (140,523,971)
  Administrative expenses                                   (718,956)                (653,167)
                                                     ---------------          ---------------

           Total deductions                             (170,653,323)            (141,177,138)
                                                     ---------------          ---------------

NET INCREASE                                             391,846,897              367,283,884

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                    2,961,661,887            2,594,378,003
                                                     ---------------          ---------------

  End of year                                        $ 3,353,508,784          $ 2,961,661,887
                                                     ===============          ===============


See notes to financial statements.


THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------


1. DESCRIPTION OF THE PLAN

      The following description of The Southern Company Employee Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

      General--The Plan is a defined contribution plan administered by the Southern Company Employee Savings Plan Committee (the "Committee"), as designated in the Plan. The Plan covers substantially all employees and certain former employees and retirees of the following subsidiaries of The Southern Company (the "Company"): Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company, Savannah Electric and Power Company, Southern Communications Services, Inc., Southern Company Energy Solutions LLC, Southern Company Services, Inc., and Southern Nuclear Operating Company, Inc. (collectively referred to as the "Employing Companies"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

      Plan Administration--The trustee and recordkeeper of the Plan are Merrill Lynch Trust Company, FSB (the "Trustee") and Merrill Lynch, Pierce, Fenner & Smith, Inc., respectively.

      Participation--Employees meeting certain criteria, as defined, may elect to participate in the Plan immediately after the employee's first day of employment.

      Contributions--Participants may elect to contribute up to total before-tax and after-tax contributions of 25% of eligible compensation, as defined by the Plan (after-tax contributions cannot exceed 6% for highly compensated employees). Participants may change the percentage of their contributions at any time.

      The Employing Companies' contributions ("Employer Matching Contributions") are discretionary and determined by the Board of Directors of Southern Company Services, Inc. on an annual basis. For the years ended December 31, 2004 and 2003, the Employing Companies contributed, on behalf of the participants, an amount equal to 75% of each participant's contribution, up to 6% of eligible compensation. Such Board of Directors reserves the right to discontinue or change the Employer Matching Contributions at any time; however, they have not expressed any intent to do so at the present time.

      Contributions are subject to certain Internal Revenue Code of 1986, as amended (the "Internal Revenue Code") limitations. Participants may also contribute by rolling over to the Plan amounts representing distributions from other qualified defined benefit, defined contribution plans or eligible individual retirement accounts.

      Participant Accounts--Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, the Employer Matching Contributions, and an allocation of Plan earnings, and charged with any withdrawals and allocations of Plan losses and administrative expenses. The benefit to which a participant is

THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------
      entitled is the benefit that can be provided from the participant's vested account.

      Investment Options--Participants' contributions may be invested in 1% increments into any of the investment options offered by the Plan. The Plan offers a participant-directed brokerage account that allows participants to purchase publicly traded securities. Participants may change their investment options at any time, with the following exception:

      Participants may have Mirant Corporation common stock in their Plan accounts as a result of the Company's spin-off of Mirant Corporation in April 2001. In that spin-off, participants with the Company's common stock in their accounts received a dividend in the form of Mirant Corporation common stock. The investment is held in the Mirant Corporation Stock Fund.

      Participants who received Mirant Corporation common stock in the spin-off were given five years (until June 30, 2006) to liquidate the Mirant Corporation Stock Fund and reinvest the proceeds in one of the investment options permitted under the Plan. The Plan has never permitted additional investments into the Mirant Corporation Stock Fund beyond the shares that participants received as a dividend in the spin-off. The spin-off did not impact the number of the Company's shares held in the participants' accounts.

      Vesting--Participants are immediately vested in their accounts.

      Participant Loans--Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balances, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with prevailing rates as determined by the Committee. Generally, principal and interest is paid ratably through payroll deductions.

      Payment of Benefits--Upon retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a period of up to twenty years. On termination of service due to death or disability, or for other reasons, a participant or beneficiary may receive the value of the vested interest in his or her account as a lump-sum distribution.

      Each participant may elect to receive a cash distribution of all or a portion of the dividends payable on the shares of the Company's common stock credited to the participant's account as of the record date of the dividend. The dividends payable on the shares of the Company's common stock credited to the account of a participant who does not elect to receive a cash distribution are reinvested in the participant's account in shares of the Company's common stock. Payments of the cash distributions for dividends payable are made as soon as administratively practicable after the payable date of the dividend, but no later than 90 days after the end of the plan year which includes such payable date. A participant's election to receive cash distributions of dividends payable on the Company's common stock is revoked automatically upon his/her death.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting--The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------

      Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments including common collective trust funds, common and preferred stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

      Investment Valuation and Income Recognition--The Plan's investments are stated at fair value. Shares of common collective trust funds are valued at the net asset value of shares held by the Plan at year-end, as determined by the custodian. Quoted market prices are used to value all readily marketable securities.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

      Administrative Expenses--The Employing Companies normally pay the Trustee's fees and other administrative costs. Brokerage commissions, transfer taxes, and any other expenses resulting from purchases and sales of securities within investment funds will be charged to the various investment funds. Commissions on individual securities traded through the self direct option will be charged to the participant making the trade.

      In addition, for Employer Matching Contributions, investment management fees for all funds, except Company stock and Mirant Corporation stock, are deducted from fund earnings. For participant contributions, investment management fees for the Merrill Lynch Retirement Preservation Trust, Merrill Lynch Equity Index Trust Tier III, and Merrill Lynch Aggregate Bond Index Trust are paid by the Company, and investment management fees for all other funds are deducted from fund earnings.

      Payments of Benefits--Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $992,872 as of December 31, 2003. There were no benefits payable as of December 31, 2004.

3. INVESTMENTS

      The Plan's investments that represented 5% or more of the Plan's net assets available for benefits as of December 31, 2004 and 2003 are as follows:


                                                         2004                                         2003
                                    --------------------------------------------- -----------------------------------------------
                                          Number of                Fair                 Number of                 Fair
                                           Shares                 Value                  Shares                  Value

Southern Company

  common stock                           54,190,722         $1,816,472,996             55,874,014           $1,690,188,934
Merrill Lynch Small Cap

  Index Plus Trust                       12,681,849            210,265,057             11,680,352              159,203,198
Merrill Lynch Equity Index Trust
  Tier III--Goal Manager                  5,131,783            473,355,623              5,158,456              428,925,657
Merrill Lynch Retirement
  Preservation Trust                    492,836,539            492,836,539            399,549,702              399,549,702


THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------

      During the years ended December 31, 2004 and 2003, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) appreciated (depreciated) in value as follows:

                                          2004                   2003

Common stock                         $ 177,422,599          $  77,607,589
Preferred stock                             (6,607)               (13,283)
Common collective trust funds          105,002,024            162,740,288
                                     -------------          -------------

Total                                $ 282,418,016          $ 240,334,594
                                     =============          =============

4. RELATED-PARTY TRANSACTIONS

      Certain plan investments are units of common collective trusts managed by Merrill Lynch Investment Managers. Merrill Lynch Trust Company, FSB is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

      At December 31, 2004 and 2003, the Plan held 54,190,722 and 55,874,014 shares, respectively, of common stock of the Company, the sponsoring employer, at a fair value of $1,816,472,996 and $1,690,188,934, respectively, with a cost basis of $991,567,227 and $953,999,535, respectively. During the years ended December 31, 2004 and 2003, the Plan recorded related dividend income of $71,916,680 and $77,119,774, respectively.

5. PLAN TERMINATION

      Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants are 100% vested in their accounts.

6. FEDERAL INCOME TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated January 31, 2003 that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------

7. RECONCILIATION TO FORM 5500

      The net assets available for benefits of the Plan at December 31, 2003 include $992,872 for participants who had requested distributions from their accounts but had not yet been paid at year-end. These amounts are reflected as benefit claims payable and are included in benefit payments to participants or beneficiaries in the Form 5500 for the Plan for the year ended December 31, 2003. There were no benefits payable as of December 31, 2004.

      The following are reconciliations of net assets available for benefits, benefits payable to participants, and benefits paid to participants per the financial statements to the Form 5500 as of and for the years ended December 31, 2004 and 2003:


                                                      2004                   2003

Net assets available for benefits per the
  financial statements                            $3,353,508,784         $2,961,661,887
Benefits payable to participants                             -                 (992,872)
                                                  --------------         --------------

Net assets available for benefits per Form 5500   $3,353,508,784         $2,960,669,015
                                                  ==============         ==============

Benefits paid to participants per the
  financial statements                            $  169,934,367         $  140,523,971
Benefits payable to participants:
  Beginning of year                                     (992,872)            (1,041,109)
  End of year                                                -                  992,872
                                                  --------------         ---------------

Benefits paid to participants per Form 5500       $  168,941,495         $   140,475,734
                                                  ==============         ===============


                                     ******

                              SUPPLEMENTAL SCHEDULE

          (SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM)

THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
DECEMBER 31, 2004

--------------------------------------------------------------------------------

                                                                Description of Investment,
                                                                Including Maturity Date,
                  Identity of Issue, Borrower,                  Rate of Interest, Collateral,              Current
                    Lessor, or Similar Party                    Par or Maturity Value        Cost           Value
  (a)                          (b)                                       (c)                  (d)             (e)
   * The Southern Company                                       Common stock                  **       $ 1,816,472,996
     Mirant Corporation                                         Common stock                  **             6,308,158
   * Merrill Lynch Equity Index Trust Tier III                  Common collective trust       **           473,355,623
   * Merrill Lynch Equity Index Trust Tier  III--Goal Manager   Common collective trust       **            53,914,378
   * Merrill Lynch Retirement Preservation Trust                Common collective trust       **           492,836,539
   * Merrill Lynch Retirement Preservation Trust--Goal Manager  Common collective trust       **             8,895,113
   * Merrill Lynch Small Cap Index Plus Trust                   Common collective trust       **           210,265,057
   * Merrill Lynch Small Cap Index Plus Trust--Goal Manager     Common collective trust       **            11,312,320
   * Merrill Lynch Intl. Index Plus Trust                       Common collective trust       **            47,982,997
   * Merrill Lynch Intl. Index Plus Trust--Goal Manager         Common collective trust       **            22,726,540
   * Merrill Lynch Aggregate Bond Index Trust                   Common collective trust       **            33,401,125
   * Merrill Lynch Aggregate Bond Index Trust--Goal Manager     Common collective trust       **            38,185,627
   * Participants                                               Loans to participants,
                                                                  with interest rates ranging               79,086,753
                                                                  from 4.0% to 11.5%          **
     Various                                                    Self-directed accounts        **            55,676,953
                                                                                                       ---------------

             Total investments                                                                         $ 3,350,420,179
                                                                                                       ===============


   * Party-in-interest.
  ** Cost information is not required for participant-directed investments and, therefore, is not included.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, The Southern Company Employee Savings Plan Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                                 THE SOUTHERN COMPANY
                                                 EMPLOYEE SAVINGS PLAN





                                                     /s/Ellen N. Lindemann
                                                 Ellen N. Lindemann, Chairperson
                                                  The Southern Company Employee
                                                     Savings Plan Committee

June 22, 2005